BERTELSMANN TO INCREASE STAKE IN AFYA

April 25, 2022 Nova Lima, Minas Gerais, Brazil -- Afya Limited, or Afya (Nasdaq: AFYA), today announced that it was notified that an affiliate of Bertelsmann SE& Co. KGaA, or “Bertelsmann” has agreed to buy 6,000,000 Class B common shares of Afya at the purchase price of US$26.90 per share, pursuant to a binding offer made by Nicolau Carvalho Esteves, Rosângela de Oliveira Tavares Esteves and NRE Capital Ventures Ltd (together with Nicolau Carvalho Esteves and Rosângela de Oliveira Tavares Esteves, the “Esteves Family”), as previously disclosed to the market on March 7, 2022. Following the transaction, Bertelsmann and the Esteves Family will beneficially own 57.5% and 33.1% voting interest, and 31.0% and 17.8% of the total shares respectively, in Afya.  The transaction is subject to customary closing conditions and is expected to close on May 4, 2022.

About Afya

Afya is a leading medical education group in Brazil based on number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students and physicians to transform their ambitions into rewarding lifelong experiences from the moment they join us as medical students through their medical residency preparation, graduation program, continuing medical education activities and offering digital products to help doctors enhance their healthcare services through their whole career.

Contact: Investor Relations: ir@afya.com.br